[SHIP LOGO  VANGUARD(R)]


                                                     P.O.Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-4294
                                                     Michael_Drayo@vanguard.com



June 2, 2008

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                    via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard International Equity Index Funds
         File No. 33-32548

Dear Mr. Sandoe,

This letter responds to your May 19, 2008 comments on Post-Effective Amendment No. 58 of the above-referenced registrant that was filed on April 18, 2008.


Comment 1:        Prospectus - Fund Profile Vanguard Total World Stock Index
----------------------------------------------------------------------------
                  Fund (the "Fund")
                  ----------------
Comment:          What percentage of Fund's assets will be invested in
                  securities of issuers located in emerging markets? Depending on that percentage, consider removing emerging markets risk disclosure if the percentage is very low.

Response:         We expect that emerging markets securities will comprise more than 10% of the FTSE All-World Index, the Fund's index. As a result, we intend to include emerging markets risk disclosure in the Fund's prospectus.


Comment 2:        Prospectus - Assets Under Management
------------------------------------------------------
Comment:          Please revise the assets under management figures appearing under "The Fund and Vanguard" and "Investment Advisor" so that they are consistent.

Response:         The $1.2 trillion figure appearing under "The Fund and
                  Vanguard" represents the aggregate amount of assets held by the 150 funds of comprising the Vanguard family of funds. The figure appearing under "Investment Advisor" represents the subset of that $1.2 trillion of assets managed internally by Vanguard's Quantitative Equity and Fixed Income Groups. The balance of the assets is managed by external advisors.
                  Accordingly, we do not plan to revise the disclosure so that both figures are consistent.

Christian Sandoe, Esq.
June 2, 2008
Page 2


Comment 3:        SAI - Disclosure of Industry Concentration Policy
-------------------------------------------------------------------
Comment:          Clarify the Fund's fundamental investment limitation on
                  industry concentration to make it clear that if the index that the Fund seeks to track becomes concentrated in a particular industry, then the Fund too will become concentrated in that particular industry.

Response:         If the Fund's target index becomes concentrated in a
                  particular industry, then the Fund will seek to track the index, and as a result become concentrated in that industry.
                  We believe that the currently drafted fundamental policy makes it clear that the Fund will concentrate in a particular industry if the Fund's index becomes concentrated in securities of issuers in a particular industry.


Comment 4:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at 610-669-4294 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Michael J. Drayo
Associate Counsel
The Vanguard Group
Securities Regulation, Legal Department